Advisors Series Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

July 24, 2025

VIA EDGAR TRANSMISSION

Ms. Mindy Rotter
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisors Series Trust (the “Trust”)
File Nos.: 333-17391 and 811-07959

Dear Ms. Rotter:
This correspondence responds to the comments the Trust received from the staff of the Commission (the “Staff”) on June 27, 2025, with respect to recent Form N-CSR and Form N-CEN filings for the series of the Trust and their respective fiscal year ends as set forth in the table below (each, a “Fund” and collectively, the “Funds”):

	Series ID	FYE	Series Name
1	S000070990	4/30/2024	Logan Capital Broad Innovative Growth ETF
2	S000076891	4/30/2024	Reverb ETF
3	S000022607	6/30/2024	Davidson Multi-Cap Equity Fund
4	S000005073	9/30/2024	Chase Growth Fund
5	S000047729	9/30/2024	Poplar Forest Cornerstone Fund
6	S000027249	9/30/2024	Poplar Forest Partners Fund
7	S000035415	9/30/2024	Scharf Fund
8	S000046127	9/30/2024	Scharf Global Opportunity Fund
9	S000039497	9/30/2024	Scharf Multi-Asset Opportunity Fund
10	S000046128	9/30/2024	Shenkman Capital Floating Rate High Income Fund
11	S000038872	9/30/2024	Shenkman Capital Short Duration High Income Fund
12	S000005075	10/31/2024	Edgar Lomax Value Fund
13			NOT USED
14			NOT USED
15	S000044708	2/28/2025	Pzena Emerging Markets Value Fund
16	S000062254	2/28/2025	Pzena International Small Cap Value Fund
17	S000072390	2/28/2025	Pzena International Value Fund
18	S000044707	2/28/2025	Pzena Mid Cap Value Fund
19	S000053713	2/28/2025	Pzena Small Cap Value Fund

For your convenience, the comments have been reproduced with a response following each comment.

Comment 1.    The line graphs presented for the following funds do not assume the Fund required minimum investment at the beginning of the first fiscal year, please explain why the line graph does not conform to Item 27(A)(d)(2) Instruction 1 of Form N-1A: (Davidson Multi-Cap Equity Fund (Class I), Chase Growth Fund (Classes N and I) and Poplar Forest Partners Fund (Class A and Institutional Classes) and Poplar Forest Cornerstone Fund (Investor Class).

Response:    After further review, the Trust acknowledges that investment minimums for the referenced Funds/classes do not conform to Item 27(A)(d)(2). It appears that after the Funds made adjustments to their investment minimums over the years, corresponding adjustments were not made to the Funds’ N-CSR filings. The Trust undertakes to make the appropriate corrections to the line graphs going forward.

Comment 2.    The lead-in paragraphs to the performance graphs note that the chart “assumes the maximum sales charge.” However, the funds/share classes listed below do not appear to have a sales charge. Please explain in correspondence why this language was included and confirm going forward the TSR disclosures will be consistent with current prospectus disclosures. (Davidson Multi-Cap Equity Fund (Class I), Chase Growth Fund (Classes N and I) Poplar Forest Partners Fund (Institutional Class) Poplar Forest Cornerstone Fund (Investor Class), Scharf Fund (Institutional Class), Scharf Multi-Asset Opportunity Fund (Institutional and Retail Classes), Scharf Global Opportunity Fund (Institutional Class), Shenkman Capital Floating Rate High Income Fund (Class F and Institutional Class), Shenkman Capital Short Duration High Income Fund (Classes C, F and Institutional Class), and Edgar Lomax Value Fund).
Response:    The Trust responds by noting that the Funds’ Tailored Shareholder Reports were drafted utilizing a template. The Trust acknowledges that the Funds noted above do not impose any sales charges. Accordingly, the Trust undertakes to remove the phrase from future Form N-CSR filings where appropriate.

Comment 3.    The Staff noted that the response to Item 11 in Form N-CSR for the Funds listed below is not applicable, please explain in correspondence why this item is not applicable and reference the instruction noted in Form N-CSR, Item 11 as part of the response. In addition, going forward, please confirm that if the response is not applicable, an explanation will be provided. (Davidson Multi-Cap Equity Fund, Chase Growth Fund, Poplar Forest Cornerstone Fund, Poplar Forest Partners Fund, Scharf Fund, Scharf Multi-Asset Opportunity Fund, Scharf Global Opportunity Fund, Shenkman Capital Floating Rate High Income Fund, Shenkman Capital Short Duration High Income Fund, Edgar Lomax Value Fund).

Response:    The Trust responds by noting that where the response to Item 11 was listed as Not Applicable, the Board of Trustees had not approved any investment advisory contract during the Fund’s most recent fiscal half-year. The Trust undertakes that going forward, whenever an Item within Form N-CSR is not applicable, it will disclose the reason why.

Comment 4.    No response was provided to Item C.20 Lines of Credit, Interfund Lending and Interfund Borrowing in the Form N-CEN filed on July 15, 2024, please provide the answers to this Item in correspondence. Explain why responses were not provided in the filing and determine whether an amended filing is necessary. Note this is a repeat comment that was provided during a previous S-OX review for the Pzena Funds. Please refer to Registrant’s

CORRESP response filed in EDGAR on July 8, 2022 (Logan Capital Broad Innovative Growth ETF and Reverb ETF).

Response:    The Trust has reviewed the referenced Form N-CEN and observed the omission. After further review, the Trust has confirmed that the response would have been “No” in all instances. Accordingly, the Trust does not believe a refiling is warranted. The Trust notes that Forms N-CEN filings submitted since then have completed the referenced Item C.20. The Trust commits to continuing completing all Form N-CEN Items going forward.

Comment 5.    For the Funds listed below, the report of independent registered public accounting firm notes that “The statement of changes in net assets for the year ended February 29, 2024 and the financial highlights for the year or period ended February 29 (28), 2024, 2023, 2022 and 2021, were audited by other auditors, whose report dated April 29, 2024, expressed an unqualified opinion on such statement of changes in net assets and financial highlights.” This language omits references to the statement of assets and liabilities, schedules of investments and statements of operations that were audited and included in the report referenced. Please explain in correspondence why these statements were omitted from the current report and file an amended Form N-CSR to correct the report along with updated certifications. (Pzena Funds)

Response:    The Trust acknowledges the question from the staff. Reg. S-X requires a statement of assets and liabilities and a schedule of investments included in the filing as of the most recent year end (February 28, 2025) and the statement of operations included in the filing for the most recent year (year ended February 28, 2025), all of which were opined on in the Deloitte audit opinion by Deloitte with the statement, “We have audited the accompanying statements of assets and liabilities of Pzena Funds, (the “Funds”), comprising Pzena Mid Cap Value Fund, Pzena Emerging Markets Value Fund, Pzena Small Cap Value Fund, Pzena International Small Cap Value Fund, and Pzena International Value Fund, including the schedules of investments as of February 28, 2025, the related statements of operations, statements of changes in net assets, and the financial highlights for the year then ended, and the related notes.” The statements of assets and liabilities, schedule of investments and statement of operations for all preceding periods (2024 and prior) were not included in the filing and thus Deloitte’s audit opinion did not reference those statements as being audited by other auditors.

Comment 6.    The statement of assets and liabilities and the statement of changes in net assets for the Logan Capital Broad Innovative Growth ETF notes the Fund’s shares sold and redeemed are for Institutional Class shares. Please review the disclosure and revise going forward. (Logan Capital Broad Innovative Growth ETF)

Response:    The Trust responds by acknowledging the misstatement noted by the Staff. The Trust undertakes to correct this statement by removing reference to the Institutional Class shares of the Fund in future reports.

Comment 7.    The Reverb ETF expense structure appears to be arranged in a Unitary Fee structure whereby the Adviser is obligated to pay service providers on behalf of the Fund. Please describe in correspondence whether the Adviser is current with all payments to Fund service providers. Additionally, please describe if the agreements filed with the Commission contain provisions whereby the Fund is contractually obligated to pay such service providers. (Reverb ETF)

Response:    The Trust responds by confirming that the Adviser is current on all obligations to service providers. Pursuant to paragraph 6 of the Investment Advisory Agreement between the Trust and the Adviser dated September 22, 2022, “[t]he Adviser will bear its own costs of providing services hereunder. The Adviser agrees to pay all expenses incurred by the Funds except for the fee paid to the Adviser pursuant to this Agreement, interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid by the Trust under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act (collectively, “Excluded Expenses”).” (See the Investment Advisory Agreement here: https://www.sec.gov/Archives/edgar/data/1027596/000089418922007831/reverbetfadvisoryagreement.htm.) There are no agreements filed with the Commission whereby the Fund is contractually obligated to pay such service providers.

Comment 8.    The Staff noted that the Independent Registered Public Accounting Firm for the Pzena Funds changed from Tait Weller & Baker LLP to Deloitte & Touche LLP. Please explain in correspondence why Item 8 on Form N-CSRS filed on November 7, 2024 indicated that there were no changes in or disagreements with accountants during the period covered by the report. In addition, please explain in correspondence why the agreement letter from the predecessor auditor was not included with Form N-CSR filed on May 9, 2025. Please amend the filing to include the agreement letter and provide updated certifications with the amendment.

Response:    The Trust responds by acknowledging the omission noted by the Staff to Item 8 on Form N-CSRS filed on November 7, 2024. That said, the Trust notes that Item 8 was correctly completed on Form N-CSR filed May 9, 2025. The Trust undertakes to file an amended Form N-CSR for the fiscal year ended February 28, 2025, as soon as possible to include the agreement letter from the prior auditor with updated certifications from the Trust officers.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (626) 914-7363 or elaine.richards@usbank.com.
Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards
Vice President and Secretary
Advisors Series Trust

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